                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                              Ceridian Corporation
      ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    156779100
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                Roy J. Katzovicz
                    Pershing Square Capital Management, L.P.
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10019
                                  212-813-3700

                                 with a copy to:

                               Alan J. Sinsheimer
                             Sullivan & Cromwell LLP
                                125 Broad Street
                             New York, NY 10004-2498
                                  212-558-4000

                                       and

                               Janet T. Geldzahler
                             Sullivan & Cromwell LLP
                         1701 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006-5805
                                  202-956-7500
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 14, 2007
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 156779100

----------- --------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            Pershing Square Capital Management, L.P.
----------- --------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ] (b) [X]
----------- --------------------------------------------------------------------
    3       SEC Use Only
----------- --------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
----------- --------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [ ]
----------- --------------------------------------------------------------------
    6       Citizenship or Place of Organization
            Delaware
----------- --------------------------------------------------------------------
                      7     Sole Voting Power
                            -0-
    Number of    --- -------- --------------------------------------------------
     Shares           8     Shared Voting Power
  Beneficially              20,532,734
 Owned by Each   --- -------- --------------------------------------------------
    Reporting         9     Sole Dispositive Power
  Person With               -0-
                 --- -------- --------------------------------------------------
                     10     Shared Dispositive Power
                            20,532,734
----------- --------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            20,532,734
----------- --------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [ ]
----------- --------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            14.3%(1)
----------- --------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            IA
----------- --------------------------------------------------------------------

--------------
(1)  Calculated based on 143,397,176 shares of the common stock, par value
     $0.01, of Ceridian Corporation outstanding as of April 30, 2007, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended March 31, 2007.

CUSIP No. 156779100

----------- --------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            PS Management GP, LLC
----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ] (b) [X]
----------- --------------------------------------------------------------------
    3       SEC Use Only
----------- --------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
----------- --------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [  ]
----------- --------------------------------------------------------------------
    6       Citizenship or Place of Organization
            Delaware
----------- --------------------------------------------------------------------
                       7     Sole Voting Power
    Number of                -0-
     Shares      --- -------- --------------------------------------------------
  Beneficially         8     Shared Voting Power
 Owned by Each               20,532,734
    Reporting    --- -------- --------------------------------------------------
  Person With          9     Sole Dispositive Power
                             -0-
                 --- -------- --------------------------------------------------
                      10     Shared Dispositive Power
                             20,532,734
----------- --------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            20,532,734
----------- --------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [   ]
----------- --------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            14.3%(2)
----------- --------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            OO
----------- --------------------------------------------------------------------

--------------
(2)  Calculated based on 143,397,176 shares of the common stock, par value
     $0.01, of Ceridian Corporation outstanding as of April 30, 2007, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended March 31, 2007.

CUSIP No. 156779100

----------- --------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            Pershing Square GP, LLC
----------- --------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ] (b) [X]
----------- --------------------------------------------------------------------
    3       SEC Use Only
----------- --------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
----------- --------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [ ]
----------- --------------------------------------------------------------------
    6       Citizenship or Place of Organization
            Delaware
----------- --------------------------------------------------------------------
                       7     Sole Voting Power
    Number of                -0-
     Shares      --- -------- --------------------------------------------------
  Beneficially         8     Shared Voting Power
 Owned by Each               9,092,720
    Reporting    --- -------- --------------------------------------------------
  Person With          9     Sole Dispositive Power
                             -0-
                 --- -------- --------------------------------------------------
                      10     Shared Dispositive Power
                             9,092,720
----------- --------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            9,092,720
----------- --------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [ ]
----------- --------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            6.3%(3)
----------- --------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            IA
----------- --------------------------------------------------------------------

--------------
(3)  Calculated based on 143,397,176 shares of the common stock, par value
     $0.01, of Ceridian Corporation outstanding as of April 30, 2007, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended March 31, 2007.

CUSIP No. 156779100

----------- --------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            William A. Ackman
----------- --------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ] (b) [X]
----------- --------------------------------------------------------------------
    3       SEC Use Only
----------- --------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
----------- --------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [ ]
----------- --------------------------------------------------------------------
    6       Citizenship or Place of Organization
            United States
----------- --------------------------------------------------------------------
                        7     Sole Voting Power
    Number of                 -0-
     Shares      --- -------- --------------------------------------------------
  Beneficially          8     Shared Voting Power
 Owned by Each                20,532,734
    Reporting    --- -------- --------------------------------------------------
  Person With           9     Sole Dispositive Power
                              -0-
                 --- -------- --------------------------------------------------
                       10     Shared Dispositive Power
                              20,532,734
----------- --------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            20,532,734
----------- --------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [ ]
----------- --------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            14.3%(4)
----------- --------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            IN
----------- --------------------------------------------------------------------

--------------
(4)  Calculated based on 143,397,176 shares of the common stock, par value
     $0.01, of Ceridian Corporation outstanding as of April 30, 2007, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended March 31, 2007.

ITEM 1. SECURITY AND ISSUER.

        This amendment No. 6 amends and supplements the statement on Schedule
13D (the "Original Schedule 13D"), filed on January 18, 2007 by Pershing Square
Capital Management, L.P., a Delaware limited partnership ("Pershing Square"), PS
Management GP, LLC, a Delaware limited liability company, Pershing Square GP,
LLC, a Delaware limited liability company, and William A. Ackman, a citizen of the United States of America (collectively, the "Reporting Persons"), the amendment No. 1 to the Original Schedule 13D, filed on January 23, 2007 by the
Reporting Persons, the amendment No. 2 to the Original Schedule 13D, filed on
February 6, 2007 by the Reporting Persons, the amendment No. 3 to the Original
Schedule 13D, filed on February 28, 2007 by the Reporting Persons, the amendment
No. 4 to the Original Schedule 13D, filed on March 1, 2007 by the Reporting
Persons, and the amendment No. 5 to the Original Schedule 13D, filed on May 2,
2007 by the Reporting Persons, relating to the common stock, par value $0.01 per share, of Ceridian Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3311 East Old
Shakopee Road, Minneapolis, Minnesota 55425. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the
Original Schedule 13D.

ITEM 3. INTEREST IN SECURITIES OF THE ISSUER.

        Item 3 is hereby amended and supplemented as follows:

        (a) Based upon the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2007, there were 143,397,176 shares of Common
Stock outstanding as of April 30, 2007. Based on the foregoing, the 9,092,720 shares of Common Stock beneficially owned by Pershing Square and held for the account of Pershing Square, L.P. and Pershing Square II, L.P. (together with the
11,440,014 shares of Common Stock held for the account of Pershing Square
International, Ltd., the "Subject Shares") represent approximately 6.3% of the shares of Common Stock issued and outstanding. Based on the foregoing, the
20,532,734 shares of Common Stock, the Subject Shares, beneficially owned by the
Reporting Persons represent approximately 14.3% of the shares of Common Stock issued and outstanding.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        On May 14, 2007, Pershing Square issued the press release attached as
Exhibit 99.1.

Exhibit 99.1   Press release issued by Pershing Square Capital Management, L.P.
               on May 14, 2007.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2007

                                    PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
                                    By: PS Management GP, LLC,
                                        its General Partner

                                    By: /s/ William A. Ackman
                                        --------------------------
                                        William A. Ackman
                                        Managing Member

                                    PS MANAGEMENT GP, LLC

                                    By: /s/ William A. Ackman
                                        --------------------------
                                        William A. Ackman
                                        Managing Member

                                    PERSHING SQUARE GP, LLC

                                    By: /s/ William A. Ackman
                                        --------------------------
                                        William A. Ackman
                                        Managing Member

                                        /s/ William A. Ackman
                                        --------------------------
                                        WILLIAM A. ACKMAN

                                  EXHIBIT INDEX

      Exhibit                               Description
---------------------    -------------------------------------------------------
        99.1.            Press release issued by Pershing Square Capital
                         Management, L.P. on May 14, 2007.